Exhibit 99.a
VOTING AGREEMENT

VOTING AGREEMENT, dated as of July 11, 2014, by and between NAPW, inc., a New York corporation ("NAPW"), and those stockholders of Professional Diversity Network, Inc., a Delaware corporation ("PDN"), whose signatures appear on the signature pages hereof (each a "PDN Holder" and collectively the "PDN Holders").

WHEREAS, contemporaneous with the execution and delivery of this Agreement, PDN, Merger Sub, Inc. ("Merger Sub") and NAPW have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement;" all capitalized terms used herein without definition having the respective meanings ascribed to them in the Merger Agreement); and

WHEREAS, as a condition and inducement to NAPW to enter into the Merger Agreement and incur the obligations set forth therein, the PDN Holders have agreed to vote and to cause to be voted all of the shares of common stock of PDN, par value $0.01 per share (the "PDN Common Stock"), now owned or hereafter acquired by them, for and in favor of the adoption of the Merger Agreement and the approval of all actions contemplated by the Merger Agreement including, without limitation, the merger of NAPW with and into Merger Sub, with the result that NAPW will become a wholly-owned subsidiary of PDN (the "Merger"), the issuance of the Merger Share Consideration and the amendment to PDN's certificate of incorporation to increase the size of the PDN Board of Directors; and

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein and in the Merger Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.   Voting of PDN Common Stock. Each of the PDN Holders hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Closing Date of the Merger, or (b) the termination of this Agreement in accordance with its terms, (i) such PDN Holder will not sell, transfer or otherwise encumber any PDN Common Stock now owned or hereafter acquired by such PDN Holder (the "PDN Shares") or any interest therein to any person, other than an Affiliate of such PDN Holder who shall agree to be bound by the terms of this Agreement to the same extent as such PDN Holder, and (ii) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of PDN Common Stock, however called, or in connection with any written consent of the holders of PDN Common Stock, such PDN Holder will appear at the meeting or otherwise cause the PDN Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the PDN Shares (A) in favor of (i) the issuance of the aggregate Merger Share Consideration, the Merger Option Consideration, the Jones Shares and the Wesser Shares, (ii) the election of the PDN Board Designees and the NAPW Board Designees, (iii) the amendment to the PDN certificate of incorporation in the form attached as Exhibit 5 to the Merger Agreement, (iv) the amendment to the PDN Stock Incentive Plan to increase the number of shares reserved thereunder, and (v) the approval of all other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof, and (B) against any action or agreement that would result in a breach in any respect of any representation or warranty or any other covenant or agreement of PDN under the Merger Agreement.  Each PDN Holder further agrees not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision contained in this Section 1.

Section 2.   Representations, Warranties and Covenants of PDN Holders. Each PDN Holder (severally, and not jointly and severally) hereby represents and warrants to, and agrees with, NAPW as follows:

(a)   Ownership of Shares. Such PDN Holder is the beneficial owner of that number of shares of PDN Common Stock set forth next to such PDN Holder's name on Schedule 1 annexed hereto. On the date hereof, such PDN Shares constitute all of the shares of PDN Common Stock beneficially owned by such PDN Holder over which such PDN Holder has sole or shared voting power and sole or shared power to issue instructions with respect to the matters set forth in Section 1 hereof, sole or shared power of disposition, and sole or shared power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such PDN Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b)           Enforceability. This Agreement has been duly and validly executed and delivered by such PDN Holder and constitutes a valid and binding agreement enforceable against such PDN Holder in accordance with its terms except (i) as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights, and (ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)           No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the Securities Exchange Act of 1934, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal Governmental Entity is necessary for the execution of this Agreement by such PDN Holder and the consummation by such PDN Holder of the transactions contemplated hereby, and (ii) none of the execution and delivery of this Agreement by such PDN Holder, the consummation by such PDN Holder of the transactions contemplated hereby or compliance by such PDN Holder with any of the transactions hereof will (A) (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such PDN Holder is a party or by which such PDN Holder or any of its properties or assets may be bound, or (B) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such PDN Holder or any of his or its properties or assets.

(d)           No Encumbrances.   Except as applicable in connection with the transactions contemplated by Section 1 hereof, the PDN Shares, at all times during the term hereof, will be beneficially owned by such PDN Holder and Affiliates thereof referred to in Section 1 of this Agreement, free and clear of all proxies or voting trusts or other such agreements, except for any such matters arising thereunder.

(e)           No Finder's Fees.   Except as set forth in the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such PDN Holder.

(f)           Restriction on Transfer, Proxies and Non-Interference.  Such PDN Holder will not, directly or indirectly, from the date hereof through the termination of this Agreement, (i) except as permitted by Section 1 above and in connection with the Merger, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the PDN Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit the PDN shares into a voting trust or enter into a voting agreement with respect to the PDN Shares (other than this Agreement; or (iii) take any action that would make any representation or warranty of such PDN Holder contained herein untrue or incorrect or would result in a breach by such PDN Holder of its obligation under this Agreement.

Section 3.             Termination.  This Agreement will terminate upon the earlier of (i) the consummation of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms.

Section 4.             Waiver of Right to Dissent. Each of the PDN Holders hereby waives its right to dissent to the Merger pursuant to Section 262 of the Delaware General Corporation Law.

Section 5.             Effectiveness.   This Agreement shall become effective simultaneously with the execution and delivery of the Merger Agreement.

Section 6.             The Individual Stockholders.  The individuals executing this Agreement are executing this Agreement solely so that this Agreement will constitute a "voting agreement" within the meaning of Section 218 of the Delaware General Corporation Law and will not have any rights or obligations hereunder except to vote in accordance with Section 1.

Section 7.             Miscellaneous.

(a)           Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)           Assignments; Rights of Assignees, Third Party Beneficiaries.  This Agreement shall not be assignable by any party hereto without the consent of the other parties.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.  Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement or their respective heirs, executors, administrators, legal representatives, successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

(c)            Specific Performance.  The parties hereto acknowledge that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the non-breaching party or parties in the event that this Agreement is breached. Therefore, each of the parties agrees that the non-breaching party or parties may obtain specific performance of this Agreement and injunctive relief against any breach hereof without the necessity of establishing irreparable harm.

(d)            Waiver. No waiver of any provision of this Agreement shall be effective unless it is in writing signed by the party granting the waiver, and a waiver by any party hereto of any one or more defaults shall not operate as a waiver of any future default or defaults, whether of a like or of a different character. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provisions (whether or not similar), nor shall such a waiver constitute a continuing waiver, unless otherwise expressly provided.

(e)            Choice of Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware (without regard to the principles of conflicts of law) applicable to a contract executed and to be performed in such State. Each party hereto (i) agrees to submit to personal jurisdiction and to waive any objection as to venue in the state or federal courts located in the State of Delaware, (ii) agrees that any action or proceeding shall be brought exclusively in such courts, unless subject matter jurisdiction or personal jurisdiction cannot be obtained, and (iii) agrees that service of process on any party in any such action shall be effective if made by registered or certified mail addressed to such party at the address specified herein, or to any parties hereto at such other addresses as he, she or it may from time to time specify to the other parties in writing for such purpose. The exclusive choice of forum set forth in this Section 7(e) shall not be deemed to preclude the enforcement of any judgment obtained in such forum or the taking of any action under this Agreement to enforce such judgment in any appropriate jurisdiction.

(f)            Notices.  All notices, requests and other communications to any party hereunder shall be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class mail postage prepaid), or by overnight express courier (charges prepaid or billed to the account of the sender) to the parties at the following addresses or facsimile numbers:

If to NAPW, to:	NAPW, Inc. 1325 Franklin Avenue, Suite 160 Garden City, New York 11530 Fax: (516) 877-5800 Attention: Mr. Christopher Wesser General Counsel

If to any of the PDN Holders:	At his, her or its address set forth on Schedule 1 annexed hereto

With a copy of each case to:	Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Fax: (212) 451-2222 Attention: Spencer G. Feldman, Esq.

or to such other address or fax number as any party may have furnished to the others in writing in accordance herewith.

(g)           Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

(h)           Severability of Provisions. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall not in any way be affected, impaired or invalided.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

NAPW, INC.

By:	/s/ Matthew B. Proman
Name: Matthew B. Proman
Title: Chairman, President and Chief Executive Officer

PDN Holders:

/s/ Daniel Ladurini
Daniel Ladurini

/s/ James Kirsch
James Kirsch

/s/ Rudy Martinez
Rudy Martinez

Schedule 1 to Voting Agreement

PDN Holders	PDN Shares

Daniel Ladurini	2,290,541

James Kirsch	1,062,466

Rudy Martinez	344,285